Mail Stop 3561

October 4, 2006

Mr. W. Bennett Collett, Chief Executive Officer
Florida Gaming Corporation
3500 N.W. 37th Avenue
Miami, Florida 33142

>   **Re: Florida Gaming Corporation**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-QSB for the quarter ended March 31, 2006**
>   **Filed May 15, 2006**
>   **Form 10-QSB for the quarter ended June 30, 2006**
>   **Filed August 14, 2006**
>   **File No. 000-09099**

Dear Mr. Collett:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2005

Description of Business, page 3

1.   Please substantially revise your business description to emphasize the nature and status of your current business operations and recent events rather than the long-term historical development of your business.

Management's Discussion and Analysis or Plan of Operation, page 25
General

2.   Please expand your MD&A to identify and discuss key performance indicators that management uses to manage the business and that would be material to investors; provide information about the quality of and potential variability of, the Company's earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. Please consider the MD&A guidance in SEC Release Nos. 33-8350, 34-48960, and FR-72 as well as Regulation S-B, Item 303(b).

Results of Operations, page 25
Fiscal Year 2005 Compared with Fiscal Year 2004, page 25
Operating Expenses, page 27

3.   Please revise to refrain from disclosing an overly positive discussion of results of operations. Specifically, we reference the first paragraph in which you state that you would have reduced operating expenses excluding the results of SJA. However, you further disclose that a substantial reason for the reduction in expenses is due to lower player costs as a result of the Ft. Pierce location not conducting live jai-alai in 2005 and the Miami location being closed for 18 days in 2005, both due to hurricanes. It appears to us as though such fluctuations in expenses are not "reductions" in expense in that some plan was put in place by the company to reduce certain operating expenses, but rather due to events beyond the control of management. Such wording may be confusing to investors, please revise accordingly.

4.   Please revise to clearly discuss the expenses as detailed in the statement of operations or notes to the financial statements. We note that certain operating expenses discussed do not include player payroll costs, bar restaurant, and concession payroll costs. We further note that totalizator/teleview rent and ITW and television costs per the statement of operations are combined without discussion in MD&A, leaving the reader to determine which amounts are aggregated and which are not. You should revise to discuss each individual and

material change in your detailed operating expenses rather than the aggregated group. Please also disaggregate the general and administrative expenses in your discussions.

General and Administrative Expenses, page 29

5.   Please clarify for us where you derived the interest expense totals of $359,479 and $138,967 in 2005 and 2004, as we note no such line item on the statement of operations. Again, your MD&A discussion should provide a discussion of amounts as disclosed in the audited financial statements, as the current presentation may be confusing to investors.

Liquidity and Capital Resources, page 29

6.   We note that you discussed the increase in working capital rather than the cash used in operating activities for the years ended December 31, 2005 and 2004. However, in the first and second quarter Forms 10-QSB, when cash was provided by operating activities, you clearly disclosed that fact. All significant amounts from the cash flow statement should be discussed in your liquidity discussion, including the cash provided by or used in each category of operating, investing and financing.

7.   Please consider adding disclosure concerning any material commitments for capital expenditures and the expected sources of funds for such expenditures as required by Regulation S-B, Item 303(b). We note that you lease totalisator equipment and parking facilities at the Miami and Ft. Pierce frontons. The operating lease payments of such facilities should be included in your liquidity discussion as well any long-term debt on your balance sheet. Please refer to SEC Release Nos. 33-8350, 34-48960, and FR-72 as well as Regulation S-B, Item 303(b).

Critical Accounting Estimates, page 30

8.   In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:
   • How the company arrived at the estimate;
   • How accurate the estimate/assumption has been in the past;
   • Whether the estimate/assumption is reasonably likely to change in the future; and
   • Evaluate the sensitivity to change of critical accounting policies.

Consolidated Balance Sheets, page 2

9.   Please revise to reflect that the accounts receivable balance is presented net of
        allowances on the face of the balance sheet.

Consolidated Statements of Operations, page 4

10.   Please explain why you have netted real estate cost of sales against real estate
        sales to arrive at total operating revenue. Revise to present gross revenues or tell
        us why you are not required to do so. You may present net sales that consist of
        gross real estate revenues less any applicable sales allowances; however, cost of
        sales netted against revenues represents gross margin and not a part of total
        operating revenues. Please revise or advise.

11.   From Note N we see that you were required to pay $500,000 in connection with a
        referendum on casino gaming. As gaming appears to be a part of your regular
        operations, please tell us why you did not classify this payment as part of your
        operating expenses. Furthermore, please explain what "infrastructure
        improvements" were made in connection with this payment.

Notes to Consolidated Financial Statements, page 8
Note A – Summary of Significant Accounting Policies, page 8
Bad Debt Reserve, page 8

12.   We note that the balance of the bad debt reserve represents a significant portion of
        total accounts receivable in 2004 and 2005. Please revise to expand your note
        disclosure to include how you calculate your provision, what estimates and data
        are used in the calculation, any applicable aging of receivables, and your policies
        for when amounts receivable are written off.

Inventory, page 9

13.   You disclose that inventory is stated at the lower of cost or market. Please revise
        to include the method(s) used to determine cost.

Revenue Recognition, page 9

14.   Please confirm to us that you apply Staff Accounting Bulletin 104 rather than
        SAB 101 which has been superseded. Revise to reflect the correct accounting
        literature in your disclosures.

Note D – Stock Options and Warrants, page 15

15.   We note that as part of the original agreement with First Bank, a deferred fee of $250,000, or a reduced amount if warrants are exercised, is payable in relation to the credit facility. Please tell us what amounts you have recorded for this contingent liability and how the value was determined.

16.   Please provide further information concerning the replacement of the original 100,000 warrants to CIB Bank with 100,000 warrants to First Bank and Citrus Bank. Include the value of the warrants canceled given that the warrant number and exercise price were subject to adjustment from time to time, the value of the warrants issued in exchange for the original warrants, and any compensation expense recognized for the exchange of these warrants in your response. Please refer to SFAS 123(R), paragraph 51.

Note E – Taxes on Income, Handle and Admissions, page 16

17.   We note that you receive state tax credits on handle and admissions for amounts exceeding operating earnings. In this regard, you recorded state tax credits of $1,139,170 in other income on your statement of operations. Please tell us if these credits were netted against income tax expense and therefore represent a gain above tax liabilities for the year. If not, please tell us why you do not net these credits with current tax expense. We may have further comments upon reviewing your response.

Note I – Long-Term Debt, page 21

18.   We note the disclosure indicating that the CIB note was purchased by Freedom for $2,400,000 during 2005. We further note that at December 31, 2004, the CIB Loan had a balance of $4,366,107 and the new loan with Freedom was only $2,400,000 at inception after the renegotiated agreement. Based on the difference in the outstanding loan amounts, please tell us if any further amounts were repaid to CIB, reducing the loan balance during 2005, any forgiveness of debt and related gain recognized in the assignment of the loan by CIB to Freedom and if the forgiveness was accounted for as a debt extinguishment under EITF 96-19. We may have further comments after reviewing your response.

Note K – Summer Jai Alai, page 27

19.   Please provide further information concerning the $98,608 you expect to recover from SJA partners for their allocable shares of the losses after June 30, 2004.

Include any amounts recorded in your financial statements for these losses. Given that the partnership agreement and subsequent termination is currently under legal dispute, please tell us why you believe you will recover these amounts.

Note L – Real Estate Held For Sale, page 28

20. Please clarify the statement "During 2005, the Company reclassified approximately 20 acres or $746,885 in property from investment property held for sale to operations." Tell us under what balance sheet line item you previously classified the property and the new classification as applicable. Please provide further information on what is meant by "operations" such as to what financial statement you are referring.

Interim report on Form 10-QSB for the quarter ended March 31, 2006

Consolidated Statements of Cash Flows, page 6

21. Please further explain the line item "proceeds from the sale of real estate" given your disclosure on page 7 that the proceeds were received in cash. Tell us why this represents a reconciling item in your cash provided by operating activities.

Interim report on Form 10-QSB for the quarter ended June 30, 2006

22. Please refer to your Form 8-K filed May 3, 2006. Please tell us why this option issuance was not disclosed in your financial statements for the quarter ended June 30, 2006 given that the date of issuance was April 28, 2006. Furthermore, please tell us what expense was recognized and the reasons for the issuance of such options to Freedom.

Other Income (Expense), page 20

23. We note your disclosure of losses on impairment of assets of $5,050 in 2006 and $58,944 in 2005. Please tell us why you do not report these impairments in your operating earnings. Please refer to SFAS 144, paragraph 25 and revise as necessary.

24. In a related matter, we note that you have reflected the loss on sale of assets as a component of other income and (expense). Please revise to reflect this loss as a component of operating income or explain why you do not believe this is

required. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

Item 1. Legal Proceedings, page 22

25.   We note that the company has agreed to pay former partners of SJA $306,667 as partial settlement of the ongoing legal dispute. Please provide us with an update concerning legal decisions that required the partial settlement, continuing disputes in progress and amounts accrued previously in your financial statements related to this partial settlement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. W. Bennett Collett, CEO
Florida Gaming Corporation
October 4, 2006
Page 8

You may contact Heather Tress at 202-551-3624 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief